Exhibit 99.2

Senior Housing Properties Trust

First Quarter 2014
Supplemental Operating and Financial Data



Texas Center for Athletes,
21 Spurs Lane, San Antonio, TX.
Medical Office Building.

All amounts in this report are unaudited.

TABLE OF CONTENTS



	PAGE/EXHIBIT

CORPORATE INFORMATION — 5

    Company Profile — 6

    Investor Information — 8

    Research Coverage — 9

FINANCIAL INFORMATION — 10

    Key Financial Data — 11

    Condensed Consolidated Balance Sheets — 12

    Condensed Consolidated Statements of Income — 13

    Condensed Consolidated Statements of Cash Flows — 14

    Debt Summary — 15

    Debt Maturity Schedule — 16

    Leverage Ratios, Coverage Ratios and Public Debt Covenants — 17

    Summary of Capital Expenditures — 18

    Acquisitions / Dispositions Information Since 1/1/2014 — 19

PORTFOLIO INFORMATION — 20

    Portfolio Summary by Property Type and Tenant — 21

    Occupancy by Property Type and Tenant — 22

    Rent Coverage by Senior Living Tenant (excluding Managed Senior Living Communities) — 23

    Triple Net Leased Senior Living Communities Consolidated and Same Property – Results of Operations — 24

    Managed Senior Living Communities Consolidated and Same Property – Results of Operations — 25

    MOB Portfolio Consolidated and Same Property - Results of Operations — 26

    MOB Leasing Summary — 27

    Tenants Representing 1% or More of Total Rent — 28

    Portfolio Lease Expiration Schedule — 29

EXHIBITS — 30

    Calculation and Reconciliation of Net Operating Income (NOI) and Cash Basis NOI — A

    Calculation and Reconciliation of EBITDA and Adjusted EBITDA — B

    Calculation and Reconciliation of Funds from Operations (FFO) and Normalized FFO — C

TABLE OF CONTENTS



WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ACQUISITIONS AND SALES OF PROPERTIES,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- OUR ABILITY TO RETAIN OUR EXISTING TENANTS, ATTRACT NEW TENANTS AND MAINTAIN OR INCREASE CURRENT RENTAL RATES,
- THE CREDIT QUALITIES OF OUR TENANTS,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- OUR BELIEF THAT FIVE STAR QUALITY CARE, INC., OR FIVE STAR, OUR FORMER SUBSIDIARY, WHICH IS OUR LARGEST TENANT AND WHICH MANAGES SEVERAL OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT, HAS ADEQUATE FINANCIAL RESOURCES AND LIQUIDITY TO MEET ITS OBLIGATIONS TO US AND TO MANAGE OUR MANAGED SENIOR LIVING COMMUNITIES SUCCESSFULLY, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, NET OPERATING INCOME, OR NOI, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,
- THE IMPACT OF THE PATIENT PROTECTION AND AFFORDABLE CARE ACT, AS AMENDED BY THE HEALTHCARE AND EDUCATION RECONCILIATION ACT, OR COLLECTIVELY, THE ACA, AND OTHER RECENTLY ENACTED, ADOPTED OR PROPOSED LEGISLATION OR REGULATIONS ON US AND ON OUR TENANTS AND MANAGERS AND THEIR ABILITY TO PAY OUR RENTS AND RETURNS,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, FIVE STAR, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AFFILIATES INSURANCE COMPANY, OR AIC, D&R YONKERS LLC AND THEIR RELATED PERSONS AND ENTITIES,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- COMPETITION WITHIN THE HEALTHCARE AND REAL ESTATE INDUSTRIES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.



FOR EXAMPLE:

- FIVE STAR IS OUR LARGEST TENANT AND MANAGES CERTAIN OF OUR MANAGED SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT AND FIVE STAR MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF FACTORS, INCLUDING BUT NOT LIMITED TO:
  - CHANGES IN MEDICARE AND MEDICAID PAYMENTS, INCLUDING THOSE THAT MAY RESULT FROM THE ACA AND OTHER RECENTLY ENACTED OR PROPOSED LEGISLATION OR REGULATIONS, WHICH COULD RESULT IN REDUCED RATES OR A FAILURE OF SUCH RATES TO COVER FIVE STAR'S COSTS,
  - CHANGES IN REGULATIONS AFFECTING FIVE STAR'S OPERATIONS,
  - CHANGES IN THE ECONOMY GENERALLY OR GOVERNMENTAL POLICIES WHICH REDUCE THE DEMAND FOR THE SERVICES FIVE STAR OFFERS,
  - INCREASES IN INSURANCE AND TORT LIABILITY AND OTHER COSTS, AND
  - INEFFECTIVE INTEGRATION OF NEW ACQUISITIONS,
- IF FIVE STAR'S OPERATIONS BECOME UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS AND WE MAY NOT RECEIVE OUR EXPECTED RETURN ON OUR INVESTED CAPITAL OR ADDITIONAL AMOUNTS FROM OUR SENIOR LIVING COMMUNITIES THAT ARE MANAGED BY FIVE STAR,
- OUR OTHER TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,
- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- CONTINGENCIES IN OUR ACQUISITION AND SALES AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING PROPERTY SALES OR PENDING ACQUISITIONS AND ANY RELATED MANAGEMENT AGREEMENTS MAY NOT OCCUR, MAY BE DELAYED, OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND ARRANGE FOR THEIR PROFITABLE OPERATION OR LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,
- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH FIVE STAR, RMR, AIC, D&R YONKERS LLC AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE, AND
- THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA STATES THAT WE HAVE ENTERED INTO AN AGREEMENT TO ACQUIRE ONE MOB (TWO BUILDINGS). THIS TRANSACTION IS SUBJECT TO VARIOUS CLOSING CONDITIONS. THESE CONDITIONS MAY NOT BE MET. AS A RESULT, THIS TRANSACTION MAY NOT OCCUR OR MAY BE DELAYED OR ITS TERMS MAY CHANGE.
- THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA DESCRIBES CERTAIN EXPECTED TERMS OF A TERM LOAN WHICH SNH MAY INCUR IN CONNECTION WITH THE ACQUISITION OF ONE MOB (TWO BUILDINGS). THE COMMITMENTS WHICH WE RECEIVED FOR THE TERM LOAN ARE SUBJECT TO VARIOUS CONDITIONS, INCLUDING MUTUALLY SATISFACTORY DOCUMENTATION. THERE CAN BE NO ASSURANCE THAT ALL THE CONDITIONS WILL BE SATISFIED, THAT THE TERMS OF THE TERM LOAN WILL NOT CHANGE, OR THAT THE TERM LOAN WILL BE AVAILABLE TO US TIMELY OR AT ALL. WE ARE NOT COMMITTED TO INCUR THE ENTIRE TERM LOAN OR ANY PORTION THEREOF, AND MAY UTILIZE OTHER DEBT OR EQUITY FINANCING FOR ALL OR A PORTION OF THE ACQUISITION;

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS CHANGED MEDICARE AND MEDICAID RATES, NEW LEGISLATION OR REGULATIONS AFFECTING OUR BUSINESS OR THE BUSINESSES OF OUR TENANTS OR MANAGERS, CHANGES IN OUR TENANTS' OR MANAGERS' REVENUES OR COSTS, CHANGES IN OUR TENANTS' OR MANAGERS' FINANCIAL CONDITIONS, CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY, OR NATURAL DISASTERS.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.



First Insurance Medical Center
1100 Ward Avenue, Honolulu, HI.
Medical Office Building.

CORPORATE INFORMATION



COMPANY PROFILE

The Company:

Senior Housing Properties Trust, or SNH, we, our or us, is a real estate investment trust, or REIT, which owns independent and assisted living communities, continuing care retirement communities, nursing homes, wellness centers, and properties leased to medical providers, medical related businesses, clinics and biotech laboratory tenants, or MOBs, located throughout the U.S. We are included in a number of stock indices, including the S&P 400 MidCap Index, Russell 1000® Index, the MSCI US REIT Index, FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

SNH is managed by Reit Management & Research LLC, or RMR. RMR is a private company which was founded in 1986 to manage public investments in real estate. As of March 31, 2014, RMR manages a large portfolio of publicly owned real estate, including approximately 1,200 properties located in 47 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 850 employees in its headquarters and regional offices located throughout the country and one affiliated office in Austrailia. In addition to managing SNH, RMR manages CommonWealth REIT, a publicly traded REIT that primarily owns office properties, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Government Properties Income Trust, a publicly traded REIT that owns buildings majority leased to government tenants throughout the U.S. and Select Income REIT, a publicly traded REIT that primarily owns and invests in net leased, single tenant office and industrial properties throughout the U.S. and leased lands in Hawaii. RMR also provides management services to Five Star Quality Care, Inc., or Five Star, a senior living and healthcare services company which is our largest tenant and which manages certain of our senior living communities, and TravelCenters of America LLC, or TA, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers; and another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $23.0 billion as of March 31, 2014. We believe that being managed by RMR is a competitive advantage for SNH because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- SNH
5.625% Senior Notes due 2042 -- SNHN

Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-







COMPANY PROFILE (continued)

Portfolio Concentration by Facility Type (as of March 31, 2014) ($ in 000) [1]:

	Number of Properties	Number of Units/Beds or Square Feet		Carrying Value of Investment [2]	% of Total Investment	Q1 2014 NOI [3]	% of Q1 2014 Total NOI
Independent living [4]	62	15,176		$ 1,887,400	35.8%	$ 40,202	35.5%
Assisted living [4]	155	11,495		1,350,806	25.5%	28,840	25.4%
Nursing homes [4]	47	4,919		203,331	3.8%	4,447	3.9%
Subtotal senior living communities	264	31,590		3,441,537	65.1%	73,489	64.8%
Medical office buildings (MOBs) [5]	96	7,881,797	sq. ft.	1,671,276	31.5%	35,747	31.4%
Wellness centers	10	812,000	sq. ft.	180,017	3.4%	4,402	3.8%
Total	370			$ 5,292,830	100.0%	$ 113,638	100.0%

Operating Statistics by Tenant / Managed Properties (as of March 31, 2014) ($ in 000) [1]:

	Number of Properties	Number of Units/Beds or Square Feet		Q1 2014 NOI [3]	Tenant / Managed Properties Operating Statistics [6]	
					Rent Coverage	Occupancy
Five Star [7]	186	20,406		$ 47,450	NA	84.2%
Sunrise Senior Living, Inc. / Marriott [8]	4	1,619		3,133	1.91x	92.3%
Brookdale Senior Living, Inc.	18	894		1,754	2.51x	95.1%
6 private senior living companies (combined)	12	1,620		2,499	1.94x	85.1%
Managed senior living communities [9]	44	7,051		18,653	NA	87.4%
Subtotal senior living communities	264	31,590		73,489	NA	85.7%
Multi-tenant MOBs [5]	96	7,881,797	sq. ft.	35,747	NA	95.0%
Wellness centers	10	812,000	sq. ft.	4,402	2.18x	100.0%
Total	370			$ 113,638	NA	

Property Mix[1]

(based on Q1 2014 NOI)[3]

36%
25%
31%
4%
4%
Independent living
Assisted living
MOBs
Nursing homes
Wellness centers

Geographic Diversification[1]

(based on 3/31/14 Carrying Value of Investment)[2]

28 Other States + D.C. 36%
FL 12%
CA 12%
TX 8%
MD 6%
WI 5%
GA 5%
MA 5%
VA 4%
NY 4%
PA 3%

(1) Excludes properties classified in discontinued operations.
(2) Amounts are before depreciation, but after impairment write downs, if any. Amounts include carrying values as of March 31, 2014 for senior living properties classified as held for sale in the amount of $9,494, which are included in Other Assets on the Condensed Consolidated Balance Sheets.
(3) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with U.S. generally accepted accounting principles, or GAAP. Q1 2014 NOI presented in the above tables excludes $57 of NOI related to one senior living community formerly leased to Five Star that we sold on January 22, 2014.
(4) Properties are categorized by the type of living units/beds which constitute the largest number of the total living units/beds at the property.
(5) These 96 MOB properties comprise 119 buildings.
(6) Operating data for multi-tenant MOBs are presented as of March 31, 2014; operating data for other tenants and managers are presented based upon the operating results provided by our tenants and managers for the 12 months ended December 31, 2013, or the most recent prior period for which tenant and manager operating results are available to us. Rent coverage is calculated as operating cash flow from our tenants' operations of our properties, before subordinated charges, divided by rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.
(7) Five Star has not filed its Annual Report on Form 10-K for the year ended December 31, 2013, or the Five Star 2013 Form 10-K, with the SEC due to certain errors identified by Five Star's management in connection with the preparation of its SEC periodic reports for prior periods. Because we do not yet know what impact these errors will have on Five Star's results to be reported in the Five Star 2013 Form 10-K, we do not report rent coverage for the 12 months ended December 31, 2013 for this tenant or the portfolio as a whole.
(8) Marriott International, Inc., or Marriott, guarantees the lessee's obligations under these leases.
(9) These 44 senior living communities are leased to our taxable REIT subsidiaries, or TRSs, and managed by Five Star. The occupancy for the twelve month period ended or, if shorter, from the dates of acquisitions through March 31, 2014, was 87.8%.

INVESTOR INFORMATION



Board of Trustees

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Frederick N. Zeytoonjian
Independent Trustee

Adam D. Portnoy
Managing Trustee

Barry M. Portnoy
Managing Trustee

Senior Management

David J. Hegarty
President & Chief Operating Officer

Richard A. Doyle
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349
(email) info@snhreit.com
(website) www.snhreit.com

Inquiries
Financial inquiries should be directed to Richard A. Doyle,
Treasurer & Chief Financial Officer, at (617) 219-1405
or rdoyle@snhreit.com.

Investor and media inquiries should be directed to
Kimberly Brown, Director, Investor Relations
(617) 796-8237, kbrown@snhreit.com.

RESEARCH COVERAGE



Equity Research Coverage

Bank of America / Merrill Lynch
Juan Sanabria
(646) 855-1589
juan.sanabria@baml.com

Raymond James
Paul Puryear
(727) 567-2253
paul.puryear@raymondjames.com

Janney Capital Markets
Michael P. Gorman
(215) 665-6224
mgorman@janney.com

RBC Capital Markets
Michael Carroll
(440) 715-2649
michael.carroll@rbccm.com

Jefferies & Company
Omotayo Okusanya
(212) 336-7076
tokusanya@jefferies.com

Stifel Nicolaus
Daniel Bernstein
(443) 224-1351
bernsted@stifel.com

JMP Securities
Peter Martin
(415) 835-8904
pmartin@jmpsecurities.com

UBS
Ross Nussbaum
(212) 713-2484
ross.nussbaum@ubs.com

Morgan Stanley
Haendel St. Juste
(212) 761-0071
haendel.stjuste@morganstanley.com

Wells Fargo Securities
Todd Stender
(212) 214-8067
todd.stender@wellsfargo.com

Vikram Malhotra
(212) 761-7064
vikram.malhotra@morganstanley.com

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098
lori.marks@moodys.com

Standard & Poor's
Eugene Nusinzon
(212) 438-2449
eugene_nusinzon@sandp.com

SNH is followed by the equity research analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SNH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SNH or its management. SNH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.



Stratford Court of Palm Harbor.
45 Katherine Boulevard, Palm Harbor, FL
Continuing Care Retirement Community.

FINANCIAL INFORMATION

KEY FINANCIAL DATA
(share amounts and dollars appearing in the table below are in thousands, except per share data)



	As of and For the Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Shares Outstanding [1]:					
Common shares outstanding (at end of period)	188,188	188,168	188,168	188,086	188,076
Weighted average common shares outstanding during period	188,176	188,168	188,102	188,081	184,605
Common Share Data:					
Price at end of period	$ 22.47	$ 22.23	$ 23.34	$ 25.93	$ 26.83
High during period	$ 22.96	$ 25.35	$ 27.42	$ 29.99	$ 26.86
Low during period	$ 20.70	$ 21.66	$ 21.92	$ 24.14	$ 23.76
Annualized dividends paid per share [2] [3]	$ 1.56	$ 1.56	$ 1.56	$ 1.56	$ 1.56
Annualized dividend yield (at end of period) [2] [3]	6.9%	7.0%	6.7%	6.0%	5.8%
Annualized Normalized FFO multiple (at end of period) [4]	13.1x	12.9x	13.9x	15.4x	15.6x
Annualized net operating income (NOI) [5] / total market capitalization	7.4%	8.1%	7.1%	6.7%	6.7%
Market Capitalization:					
Total debt (book value)	$ 1,934,326	$ 1,892,764	$ 1,921,074	$ 1,842,926	$ 1,826,601
Plus: market value of common shares (at end of period)	4,228,584	4,182,975	4,391,841	4,877,070	5,046,079
Total market capitalization	$ 6,162,910	$ 6,075,739	$ 6,312,915	$ 6,719,996	$ 6,872,680
Total debt / total market capitalization	31.4%	31.2%	30.4%	27.4%	26.6%
Book Capitalization:					
Total debt	$ 1,934,326	$ 1,892,764	$ 1,921,074	$ 1,842,926	$ 1,826,601
Plus: total shareholders' equity	2,740,718	2,776,989	2,776,443	2,812,217	2,884,145
Total book capitalization	$ 4,675,044	$ 4,669,753	$ 4,697,517	$ 4,655,143	$ 4,710,746
Total debt / total book capitalization	41.4%	40.5%	40.9%	39.6%	38.8%
Selected Balance Sheet Data:					
Total assets	$ 4,778,668	$ 4,764,666	$ 4,807,330	$ 4,748,631	$ 4,811,269
Total liabilities	$ 2,037,950	$ 1,987,677	$ 2,030,887	$ 1,936,414	$ 1,927,124
Gross book value of real estate assets [6]	$ 5,283,335	$ 5,263,625	$ 5,197,999	$ 5,201,745	$ 5,261,340
Total debt / gross book value of real estate assets [6]	36.6%	36.0%	37.0%	35.4%	34.7%
Selected Income Statement Data:					
Total revenues [7]	$ 191,497	$ 200,336	$ 187,265	$ 186,928	$ 186,908
NOI [5]	$ 113,695	$ 123,351	$ 112,536	$ 112,444	$ 113,229
Adjusted EBITDA [8]	$ 110,356	$ 110,474	$ 108,717	$ 109,376	$ 109,256
Net income	$ 38,580	$ 72,206	$ 38,125	$ 5,598	$ 35,235
Normalized FFO [4]	$ 80,122	$ 80,525	$ 78,845	$ 79,057	$ 79,019
Common distributions paid [2] [3]	$ 73,386	$ 73,386	$ 73,353	$ 73,349	$ 68,857
Per Share Data:					
Net income	$ 0.21	$ 0.38	$ 0.20	$ 0.03	$ 0.19
Normalized FFO [4]	$ 0.43	$ 0.43	$ 0.42	$ 0.42	$ 0.43
Common distributions paid [2] [3]	$ 0.39	$ 0.39	$ 0.39	$ 0.39	$ 0.39
Normalized FFO payout ratio [2] [3] [4]	90.7%	90.7%	92.9%	92.9%	90.7%
Coverage Ratios:					
Adjusted EBITDA [8] / interest expense	3.8x	3.8x	3.7x	3.7x	3.7x
Total debt / annualized Adjusted EBITDA [8]	4.4x	4.3x	4.4x	4.2x	4.2x

(1) We have no outstanding common share equivalents, such as units, convertible debt or stock options.
(2) The amounts stated are based on the amounts paid during the periods.
(3) On April 2, 2014, we declared a quarterly common share dividend of $0.39 per share ($1.56 per year annualized) payable on or about May 21, 2014 to shareholders of record on April 14, 2014.
(4) See Exhibit C for the calculation of Normalized FFO and a reconciliation of net income determined in accordance with GAAP to Normalized FFO.
(5) See Exhibit A for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.
(6) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.
(7) During the fourth quarter of 2013, we recognized $9.2 million of percentage rent for the year ended December 31, 2013.
(8) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income determined in accordance with GAAP to EBITDA and Adjusted EBITDA.

CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share and per share data)



	As of March 31, 2014	As of December 31, 2013
ASSETS		
Real estate properties:		
Land	$ 623,810	$ 623,756
Buildings, improvements and equipment	4,659,525	4,639,869
	5,283,335	5,263,625
Less accumulated depreciation	873,157	840,760
	4,410,178	4,422,865
Cash and cash equivalents	32,967	39,233
Restricted cash	10,502	12,514
Deferred financing fees, net	26,810	27,975
Acquired real estate leases and other intangible assets, net	96,469	103,494
Other assets	201,742	158,585
Total assets	$ 4,778,668	$ 4,764,666
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 145,000	$ 100,000
Senior unsecured notes, net of discount	1,093,658	1,093,337
Secured debt and capital leases	695,668	699,427
Accrued interest	21,899	15,839
Assumed real estate lease obligations, net	11,773	12,528
Other liabilities	69,952	66,546
Total liabilities	2,037,950	1,987,677
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value:		
199,700,000 shares authorized, 188,187,580 and 188,167,643 shares issued		
and outstanding at March 31, 2014 and December 31, 2013, respectively	1,882	1,882
Additional paid in capital	3,498,027	3,497,589
Cumulative net income	1,233,562	1,194,985
Cumulative other comprehensive income	6,511	8,412
Cumulative distributions	(1,999,264)	(1,925,879)
Total shareholders' equity	2,740,718	2,776,989
Total liabilities and shareholders' equity	$ 4,778,668	$ 4,764,666



CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(amounts in thousands, except per share data)

	For the Three Months Ended	
	3/31/2014	3/31/2013
Revenues:		
Rental income [1]	$ 112,055	$ 111,852
Residents fees and services [2]	79,442	75,056
Total revenues	191,497	186,908
Expenses:		
Property operating expenses	77,802	73,679
Depreciation	38,355	37,703
General and administrative	8,290	8,648
Acquisition related costs	122	1,903
Impairment of assets	-	1,304
Total expenses	124,569	123,237
Operating income	66,928	63,671
Interest and other income	105	173
Interest expense	(28,900)	(29,564)
Income from continuing operations before income tax expense and equity in (losses) / earnings of an investee	38,133	34,280
Income tax expense	(191)	(140)
Equity in (losses) / earnings of an investee	(97)	76
Income from continuing operations	37,845	34,216
Discontinued operations:		
Income from discontinued operations	1,300	1,019
Loss on asset impairment from discontinued operations	(721)	-
Income before gain on sale of properties	38,424	35,235
Gain on sale of properties	156	-
Net income	$ 38,580	$ 35,235
Weighted average common shares outstanding	188,176	184,605
Income from continuing operations per share	$ 0.21	$ 0.18
Income (loss) from discontinued operations per share	$ 0.00	$ 0.01
Net income per share	$ 0.21	$ 0.19
Additional Data:		
General and administrative expenses / total revenues	4.3%	4.6%
General and administrative expenses / total assets (at end of period)	0.2%	0.2%
Percentage rent, estimated [3]	$ 2,500	$ 2,200
Non-cash stock based compensation, estimated	$ 1,143	$ 533
Lease termination fees included in rental income	$ -	$ -
Capitalized interest expense	$ -	$ -
Continuing Operations:		
Straight-line rent included in rental income [1]	$ 1,578	$ 1,907
Lease Value Amortization included in rental income [1]	$ (722)	$ (919)
Amortization of deferred financing fees and debt discounts	$ 1,456	$ 1,540
Discontinued Operations:		
Straight-line rent included in rental income [1]	$ 4	$ (74)
Lease Value Amortization included in rental income [1]	$ -	$ (76)
Amortization of deferred financing fees and debt discounts	$ -	$ -

(1) We report rental income on a straight line basis over the terms of the respective leases. Rental income includes non-cash amortization of intangible lease assets and liabilities. See also footnote (3) below.

(2) Forty-four (44) senior living communities are leased to our TRSs and managed by Five Star. We recognize residents fees and services as services are provided.

(3) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimated amounts of percentage rent in our calculation of Normalized FFO for each quarter of the year, and the fourth quarter Normalized FFO calculation excludes the amounts included during the first three quarters.



CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	For the Three Months Ended	
	3/31/2014	3/31/2013
Cash flows from operating activities:		
Net income	$ 38,580	$ 35,235
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	38,355	38,302
Net amortization of debt discounts, premiums and deferred financing fees	1,456	1,065
Straight line rental income	(1,583)	(1,833)
Amortization of acquired real estate leases and other intangible assets	722	995
Impairment of assets	721	1,304
Gain on sale of properties	(156)	-
Equity in losses / (earnings) of an investee	97	(76)
Change in assets and liabilities:		
Restricted cash	2,012	(2,444)
Other assets	3,082	(3,822)
Accrued interest	6,060	5,838
Other liabilities	771	(868)
Cash provided by operating activities	90,117	73,696
Cash flows used for investing activities:		
Real estate acquisitions and deposits	(50,050)	(73,406)
Real estate improvements	(17,101)	(3,265)
Proceeds from sale of properties	2,400	-
Cash used for investing activities	(64,751)	(76,671)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	-	261,859
Proceeds from borrowings on revolving credit facility	90,000	-
Repayments of borrowings on revolving credit facility	(45,000)	(190,000)
Repayment of other debt	(3,246)	(3,199)
Payment of deferred financing fees	-	(221)
Distributions to shareholders	(73,386)	(68,857)
Cash used for financing activities	(31,632)	(418)
Decrease in cash and cash equivalents	(6,266)	(3,393)
Cash and cash equivalents at beginning of period	39,233	42,382
Cash and cash equivalents at end of period	$ 32,967	$ 38,989
Supplemental cash flow information:		
Interest paid	$ 21,384	$ 22,660
Income taxes paid	200	81
Non-cash investing activities:		
Acquisitions funded by assumed debt	-	(12,266)
Non-cash financing activities:		
Assumption of mortgage notes payable	-	12,266
Issuance of common shares	438	582



DEBT SUMMARY [(1)]

(dollars appearing in the table below are in thousands)
As of March 31, 2014

	Coupon Rate	Interest Rate [(2)]	Principal Balance [(3)]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 130 b.p.) [(4)]	1.421%	1.421%	$ 145,000	1/15/2018	$ 145,000	3.8
Unsecured Fixed Rate Debt:						
Senior notes due 2016	4.300%	4.300%	$ 250,000	1/15/2016	$ 250,000	1.8
Senior notes due 2020	6.750%	6.750%	200,000	4/15/2020	200,000	6.0
Senior notes due 2021	6.750%	6.750%	300,000	12/15/2021	300,000	7.7
Senior notes due 2042	5.625%	5.625%	350,000	8/1/2042	350,000	28.4
Weighted average rate / total unsecured fixed rate debt	5.835%	5.835%	$ 1,100,000		$ 1,100,000	12.6
Weighted average rate / total unsecured debt	5.321%	5.321%	$ 1,245,000		$ 1,245,000	11.6
Secured Debt:						
Secured Fixed Rate Debt:						
Mortgages - secured by 2 properties	5.830%	5.830%	35,940	6/1/2014	35,807	0.2
Mortgage - secured by 1 property	6.015%	2.460%	29,972	3/1/2015	29,227	0.9
Mortgage - secured by 1 property	6.250%	2.090%	12,041	5/1/2015	11,822	1.1
Mortgage - secured by 1 property	5.650%	5.650%	4,993	6/1/2015	4,867	1.2
Mortgage - secured by 1 property	6.365%	6.365%	11,424	7/1/2015	11,225	1.3
Mortgages - secured by 3 properties	5.660%	5.660%	12,699	7/11/2015	12,326	1.3
Mortgage - secured by 1 property	5.880%	5.880%	2,786	7/11/2015	2,687	1.3
Mortgage - secured by 1 property	5.810%	2.880%	6,523	10/1/2015	6,175	1.5
Mortgage - secured by 1 property	5.810%	5.810%	4,477	10/11/2015	4,325	1.5
Mortgages - secured by 1 property	5.640%	5.640%	52,000	1/1/2016	52,000	1.8
Mortgage - secured by 1 property	5.970%	5.970%	6,332	4/11/2016	6,082	2.0
Mortgages - secured by 2 properties	5.924%	5.924%	87,233	11/1/2016	79,415	2.6
Mortgage - secured by 1 property	6.250%	6.250%	12,319	11/11/2016	11,820	2.6
Mortgage - secured by 1 property	5.860%	3.070%	5,696	3/11/2017	5,401	2.9
Mortgages - secured by 8 properties [(5)]	6.540%	6.540%	45,493	5/1/2017	42,334	3.1
Mortgage - secured by 1 property	6.150%	4.180%	11,197	8/1/2017	10,578	3.3
Mortgage - secured by 1 property	6.730%	4.730%	9,367	4/1/2018	8,328	4.0
Mortgage - secured by 17 properties	6.710%	6.710%	291,547	9/1/2019	266,704	5.4
Mortgage - secured by 1 property [(6)]	7.310%	7.310%	2,938	1/1/2022	41	7.8
Mortgage - secured by 1 property [(6)]	7.850%	7.850%	1,448	1/1/2022	21	7.8
Capital leases - 2 properties	7.700%	7.700%	13,181	4/30/2026	-	12.1
Tax exempt bonds - secured by 1 property	5.875%	5.875%	14,700	12/1/2027	14,700	13.7
Mortgage - secured by 1 property	6.250%	6.250%	3,421	2/1/2033	26	18.9
Mortgage - secured by 1 property	5.950%	5.950%	9,315	9/1/2038	1,211	24.4
Mortgage - secured by 1 property	4.375%	4.375%	4,653	9/1/2043	23	29.4
Weighted average rate / total secured fixed rate debt	6.332%	5.996%	$ 691,695		$ 617,145	4.5
Summary Debt:						
Weighted average rate / total unsecured floating rate debt	1.421%	1.421%	$ 145,000		$ 145,000	3.8
Weighted average rate / total unsecured fixed rate debt	5.835%	5.835%	1,100,000		1,100,000	12.6
Weighted average rate / total secured fixed rate debt	6.332%	5.996%	691,695		617,145	4.5
Weighted average rate / total debt	5.682%	5.562%	$ 1,936,695		$ 1,862,145	9.1

(1) Excludes $400.0 million principal balance of our 3.25% senior notes due 2019 and $250.0 million principal balance of our 4.75% senior notes due 2024 issued by us in April 2014, and an $800.0 million term loan commitment in connection with the pending acquisition of one MOB (two buildings). Also excludes secured fixed rate debt of $15.6 million with an interest rate of 6.28% assumed in connection with the acquisition of one MOB in April 2014.

(2) Includes the effect of mark to market accounting for certain assumed mortgages, and premiums and discounts on certain mortgages and unsecured notes. Excludes effects of offering and transaction costs.

(3) The principal balances are the amounts actually payable pursuant to contracts. In accordance with GAAP, our carrying values and recorded interest expense may be different because of market conditions at the time we assumed certain of these debts.

(4) Represents amounts outstanding under our $750.0 million revolving credit facility at March 31, 2014. At our option and the payment of a fee and subject to our meeting certain other conditions, the maturity date of the revolving credit facility may be extended by one year to January 15, 2019.

(5) Includes eight first mortgages at a weighted average interest rate of 6.54% and seven second mortgages with a weighted average interest rate of 6.50%. The weighted average interest rate on these mortgages is 6.54%.

(6) These two mortgages are secured by the same property.



DEBT MATURITY SCHEDULE [1]

(dollars appearing in the table below are in thousands)
As of March 31, 2014

Year	Unsecured Floating Rate Debt [2]	Unsecured Fixed Rate Debt	Secured Fixed Rate Debt [3]	Total
2014	$ -	$ -	$ 44,974	$ 44,974
2015	-	-	94,249	94,249
2016	-	250,000	160,136	410,136
2017	-	-	65,382	65,382
2018	145,000	-	15,602	160,602
2019	-	-	271,123	271,123
2020	-	200,000	2,172	202,172
2021	-	300,000	2,364	302,364
2022	-	-	1,868	1,868
Thereafter	-	350,000	33,825	383,825
	$ 145,000	$ 1,100,000	$ 691,695	$ 1,936,695

(1) Excludes $400.0 million principal balance of our 3.25% senior notes due 2019 and $250.0 million principal balance of our 4.75% senior notes due 2024 issued by us in April 2014, and an $800.0 million term loan commitment in connection with the pending acquisition of one MOB (two buildings). Also excludes secured fixed rate debt of $15.6 million with an interest rate of 6.28% assumed in connection with the acquisition of one MOB in April 2014.

(2) Represents amounts outstanding under our $750.0 million revolving credit facility at March 31, 2014. At our option and upon the payment of a fee and subject to our meeting other certain conditions, the maturity date of the revolving credit facility may be extended by one year to January 15, 2019.

(3) Includes $13.1 million of capital leases.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Leverage Ratios:					
Total debt / total market capitalization	31.4%	31.2%	30.4%	27.4%	26.6%
Total debt / total book capitalization	41.4%	40.5%	40.9%	39.6%	38.8%
Total debt / total assets	40.5%	39.7%	40.0%	38.8%	38.0%
Total debt / gross book value of real estate assets [1]	36.6%	36.0%	37.0%	35.4%	34.7%
Secured debt / total assets	14.6%	14.7%	14.6%	15.2%	15.3%
Variable rate debt / total debt	7.5%	5.3%	6.5%	1.6%	0.0%
Coverage Ratios:					
Adjusted EBITDA [2] / interest expense	3.8x	3.8x	3.7x	3.7x	3.7x
Total debt / annualized Adjusted EBITDA [2]	4.4x	4.3x	4.4x	4.2x	4.2x
Public Debt Covenants [3]:					
Total debt / adjusted total assets - allowable maximum 60.0%	34.6%	34.2%	34.6%	33.5%	33.0%
Secured debt / adjusted total assets - allowable maximum 40.0%	12.5%	12.6%	12.7%	13.1%	13.3%
Consolidated income available for debt service / debt service - required minimum 1.50x	3.99x	3.96x	3.88x	3.88x	3.88x
Total unencumbered assets to unsecured debt - required minimum 1.50x	3.46x	3.59x	3.48x	3.75x	3.90x

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.

(2) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income in accordance with GAAP to EBITDA and Adjusted EBITDA.

(3) Adjusted total assets and unencumbered assets include original cost of real estate assets before depreciation, but after impairment write downs and exclude accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations, excluding interest expense, depreciation and amortization, taxes, gains and losses on sales of property and amortization of deferred charges.



SUMMARY OF CAPITAL EXPENDITURES

(dollars and sq. ft. in thousands, except per sq. ft. and per unit data)

		For the Three Months Ended			
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
MOB tenant improvements [1] [2]	$ 1,807	$ 1,286	$ 1,066	$ 739	$ 232
MOB leasing costs [1] [3]	684	541	2,490	534	312
MOB building improvements [1] [4]	1,172	1,806	1,511	1,729	632
Managed senior living communities capital improvements	2,432	2,489	2,612	2,979	2,740
Recurring capital expenditures	6,095	6,122	7,679	5,981	3,916
Development, redevelopment and other activities [5]	2,423	3,703	2,965	3,996	2,636
Total capital expenditures	$ 8,518	$ 9,825	$ 10,644	$ 9,977	$ 6,552
MOB avg. sq. ft. during period [6]	8,713	8,682	8,598	8,328	8,497
Managed senior living communities avg. units during period	7,051	6,911	6,725	6,680	6,682
MOB building improvements per avg. sq. ft. during period	$ 0.13	$ 0.21	$ 0.18	$ 0.21	$ 0.07
Managed senior living communities capital improvements per avg. units during period	$ 345	$ 360	$ 388	$ 446	$ 410

(1) Excludes expenditures at properties classified in discontinued operations.
(2) MOB tenant improvements generally include capital expenditures to improve tenants' space or amounts paid directly to tenants to improve their space.
(3) MOB leasing costs generally include leasing related costs, such as brokerage commissions and tenant inducements.
(4) MOB building improvements generally include construction costs and expenditures to replace obsolete building components that extend the useful life of existing assets.
(5) Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short period after acquiring the property; and (ii) major capital expenditure projects that reposition a property or result in new sources of revenue.
(6) MOB avg. sq. ft. during period includes properties classified in discontinued operations at the end of each period. As of March 31, 2014, we had four MOBs (seven buildings) classified in discontinued operations.



ACQUISITIONS / DISPOSITIONS INFORMATION SINCE 1/1/2014

(dollars and sq. ft. appearing in the table below are in thousands, except per sq. ft. amounts)

Senior Living Acquisitions: [1]

Date Acquired	Location	Type of Property [2]	Number of Properties	Number of Buildings	Units	Purchase Price [3]	Purchase Price Per Unit	Initial Lease / Cap Rate [4]	Tenant

There have been no senior living property acquisitions since January 1, 2014.

MOB Acquisitions:

Date Acquired	Location	Number of Properties	Number of Buildings	Sq. Ft.	Purchase Price [3]	Purchase Price per Sq. Ft.	Cap Rate [4]	Weighted Average Remaining Lease Term [5]	Occupancy [6]	Major Tenant
4/10/2014	San Antonio, TX	1	1	125	$ 32,658	$ 261	8.9%	7.8	97.0%	Ear Medical Group

Dispositions:

Date Sold	Location	Type of Property	Number of Properties	Number of Buildings	Sale Price	NBV [7]	Book Gain on Sale [7]
1/22/2014	Kerrville, TX	Assisted Living Facility	1	1	$ 2,400	$ 2,244	$ 156
4/17/2014	Manchester, NH	MOB	1	1	$ 5,000	N/A	N/A
	Total Dispositions		2	2	$ 7,400	$ 2,244	$ 156

(1) During the quarter ended March 31, 2014, pursuant to the terms of our leases with Five Star, we purchased from Five Star, at cost, $8.6 million of improvements made to our properties leased by Five Star, and as a result, Five Star's annual rent payable to us increased approximately $690,000. These amounts are not included in the table above.

(2) Senior living properties are categorized by the type of living units or beds which constitute a majority of the total living units / beds at the property.

(3) Represents the gross contract purchase price, including assumed debt, if any, and excludes acquisition costs, amounts necessary to adjust assumed liabilities to their fair values and purchase price allocations to intangibles.

(4) Represents the ratio of the estimated GAAP based annual rental income less property operating expenses, if any, to the purchase price on the date of acquisition.

(5) Weighted average remaining lease term based on rental income at the time of acquisition.

(6) Occupancy based on leasable square footage as of acquisition date.

(7) The gain on sale related to the April 2014 MOB disposition in Manchester, NH will be recognized in the second quarter of 2014 when all of the costs of sale are known.



Savannah Grace at the Palms of Mt. Pleasant
1010 Lake Hunter Circle, Mount Pleasant, SC.
Independent Living Facility.

PORTFOLIO INFORMATION

PORTFOLIO SUMMARY BY PROPERTY TYPE AND TENANT [1]

(dollars in thousands, except investment per unit / bed or square foot)

As of March 31, 2014



	Number of Properties	Number of Units / Beds or Square Feet		Carrying Value of Investment [2]	% of Total Investment	Investment per Unit / Bed or Square Foot [3]	Q1 2014 NOI [4]	% of Q1 2014 Total NOI
Property Type:								
Independent living [5]	62	15,176		$ 1,887,400	35.8%	$ 124,367	$ 40,202	35.5%
Assisted living [5]	155	11,495		1,350,806	25.5%	$ 117,512	28,840	25.4%
Nursing homes [5]	47	4,919		203,331	3.8%	$ 41,336	4,447	3.9%
Subtotal senior living communities	264	31,590		3,441,537	65.1%	$ 108,944	73,489	64.8%
MOBs [6]	96	7,881,797	sq. ft.	1,671,276	31.5%	$ 212	35,747	31.4%
Wellness centers	10	812,000	sq. ft.	180,017	3.4%	$ 222	4,402	3.8%
Total	370			$ 5,292,830	100.0%		$ 113,638	100.0%
Tenant / Managed Properties:								
Five Star (Lease No. 1)	89	6,590		$ 691,244	13.1%	$ 104,893	$ 14,594	12.9%
Five Star (Lease No. 2)	51	7,200		684,775	12.9%	$ 95,108	15,618	13.8%
Five Star (Lease No. 3)	17	3,281		353,067	6.7%	$ 107,610	8,552	7.6%
Five Star (Lease No. 4)	29	3,335		388,733	7.3%	$ 116,562	8,686	7.6%
Subtotal Five Star	186	20,406		2,117,819	40.0%	$ 103,784	47,450	42.0%
Sunrise Senior Living, Inc. / Marriott [7]	4	1,619		126,326	2.4%	$ 78,027	3,133	2.8%
Brookdale Senior Living, Inc.	18	894		61,122	1.2%	$ 68,369	1,754	1.4%
6 private senior living companies (combined)	12	1,620		95,313	1.8%	$ 58,835	2,499	2.2%
Managed senior living communities [8]	44	7,051		1,040,957	19.7%	$ 147,633	18,653	16.5%
Subtotal senior living communities	264	31,590		3,441,537	65.1%	$ 108,944	73,489	64.8%
Multi-tenant MOBs [6]	96	7,881,797	sq. ft.	1,671,276	31.5%	$ 212	35,747	31.4%
Wellness centers	10	812,000	sq. ft.	180,017	3.4%	$ 222	4,402	3.8%
Total	370			$ 5,292,830	100.0%		$ 113,638	100.0%

(1) Excludes properties classified in discontinued operations.

(2) Amounts are before depreciation, but after impairment write downs, if any. Amounts include carrying values as of March 31, 2014 for senior living communities classified as held for sale in the amount of $9,495, which is included in Other Assets on the Condensed Consolidated Balance Sheets.

(3) Represents investment carrying value divided by the number of living units, beds or leased square feet at March 31, 2014.

(4) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP. Q1 2014 NOI presented in the above tables excludes $57 of NOI related to one senior living community formerly leased to Five Star that we sold on January 22, 2014.

(5) Senior living properties are categorized by the type of living units or beds which constitute the largest number of the total living units/beds at the property.

(6) These 96 MOB properties comprise 119 buildings. Our MOB leases include both triple net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expenses, and some net and modified gross leases where we are responsible to operate and maintain the properties and we charge tenants for some or all of the property operating costs. A small percentage of our MOB leases are so-called "full-service" leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.

(7) Marriott guarantees the lessee's obligations under these leases.

(8) These 44 senior living communities are leased to our TRSs and managed by Five Star.



OCCUPANCY BY PROPERTY TYPE AND TENANT (1)

	For the Twelve Months Ended (2)				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Property Type:					
Independent living	87.6%	87.5%	87.5%	87.6%	87.6%
Assisted living	86.2%	86.6%	86.7%	86.9%	87.0%
Nursing homes	78.7%	78.7%	78.9%	79.5%	80.2%
Weighted average occupancy senior living communities	85.7%	85.8%	85.9%	86.0%	86.2%
MOBs (3)	94.9%	95.0%	94.1%	94.5%	92.7%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
Tenant / Managed Properties:					
Five Star (Lease No. 1)	84.3%	84.5%	84.8%	85.2%	85.4%
Five Star (Lease No. 2)	81.6%	81.6%	81.9%	82.1%	82.4%
Five Star (Lease No. 3)	87.8%	88.2%	88.6%	88.8%	88.9%
Five Star (Lease No. 4)	86.4%	85.9%	85.6%	85.7%	85.9%
Weighted average occupancy Five Star	84.2%	84.3%	84.5%	84.7%	85.0%
Sunrise Senior Living, Inc. / Marriott (4)	92.3%	92.7%	92.9%	93.2%	93.4%
Brookdale Senior Living, Inc.	95.1%	95.3%	95.3%	95.2%	94.8%
6 private senior living companies (combined)	85.1%	84.8%	84.2%	83.6%	83.1%
Managed senior living communities (5)	87.4%	87.4%	87.3%	87.3%	87.4%
Weighted average occupancy senior living communities	85.7%	85.8%	85.9%	86.0%	86.2%
Multi-tenant MOBs (3)	94.9%	95.0%	94.1%	94.5%	92.7%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%

(1) Excludes properties classified in discontinued operations.

(2) Operating data for multi-tenant MOBs are presented as of the end of the period; operating data for other tenants are presented for the twelve month period ended on the dates shown, or the most recent prior period for which tenant and manager operating results are available to us.

(3) MOB occupancy data is as of quarter end and includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants. MOB occupancy as of March 31, 2014 was 95.0%.

(4) Marriott guarantees the lessee's obligations under these leases.

(5) Includes 44 senior living communities that are leased to our TRSs and managed by Five Star. The occupancy for the twelve month period ended or, if shorter, from the date of acquisitions through March 31, 2014, was 87.8%.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties.



RENT COVERAGE BY SENIOR LIVING TENANT (EXCLUDING MANAGED SENIOR LIVING COMMUNITIES)

Tenant	For the Twelve Months Ended				
	12/31/2013 [1]	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Five Star (Lease No. 1)	NA	1.21x	1.21x	1.24x	1.24x
Five Star (Lease No. 2)	NA	1.14x	1.17x	1.20x	1.24x
Five Star (Lease No. 3)	NA	1.65x	1.66x	1.67x	1.67x
Five Star (Lease No. 4)	NA	1.17x	1.16x	1.18x	1.20x
Weighted average rent coverage Five Star	NA	1.26x	1.27x	1.30x	1.31x
Sunrise Senior Living, Inc. / Marriott [2]	1.91x	1.93x	1.91x	1.89x	1.91x
Brookdale Senior Living, Inc.	2.51x	2.50x	2.51x	2.48x	2.41x
6 private senior living companies (combined)	1.94x	1.96x	2.01x	2.12x	2.28x
Weighted average rent coverage senior living communities	NA	1.38x	1.39x	1.41x	1.42x
Wellness centers	2.18x	2.23x	2.21x	2.21x	2.21x
Total	NA	1.44x	1.44x	1.46x	1.48x

(1) Five Star has not yet filed the Five Star 2013 Form 10-K. As a result, we do not report rent coverage for the 12 months ended December 31, 2013 for this tenant or the portfolio as a whole.

(2) Marriott guarantees the lessee's obligations under these leases.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods.
We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results
are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for
periods prior to our ownership of certain properties. Rent coverage is calculated as operating cash flow from our tenants' facility
operations, before subordinated charges, if any, divided by rent payable to us.



TRIPLE NET LEASED SENIOR LIVING COMMUNITIES CONSOLIDATED - RESULTS OF OPERATIONS [1]

(dollars in thousands)

	As of and For the Three Months Ended	
	3/31/2014	3/31/2013
Number of Properties	220	224
Number of Units	24,539	25,044
Occupancy [2]	85.2%	85.6%
Rent Coverage [2][3]	NA	1.40x
Rental Income	$54,890	$56,765
Rental Income % change	(3.3%)	--

TRIPLE NET LEASED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS [1]

(dollars in thousands)

	As of and For the Three Months Ended [4]	
	3/31/2014	3/31/2013
Number of Properties	219	219
Number of Units	24,389	24,389
Occupancy [2]	85.1%	85.9%
Rent Coverage [2][3]	NA	1.42x
Rental Income	$54,359	$53,370
Rental Income % change	1.9%	--

(1)   Includes independent and assisted living communities and nursing homes.

(2)   All tenant operating data presented are based upon the operating results provided by our tenants for the 12 months ended December 31, 2013 and 2012 or the most recent prior period for which tenant operating results are available to us. Rent coverage is calculated as operating cash flow from our triple net lease tenants' operations of our properties, before subordinated charges, if any, divided by triple net lease minimum rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.

(3)   Five Star has not yet filed the Five Star 2013 Form 10-K. As a result, we do not report rent coverage for the 12 months ended December 31, 2013 for this tenant or the portfolio as a whole.

(4)   Consists of triple net senior living communities we have owned continuously since January 1, 2013.

MANAGED SENIOR LIVING COMMUNITIES CONSOLIDATED - RESULTS OF OPERATIONS

(dollars in thousands, except average monthly rate)



	As of and For the Three Months Ended	
	3/31/2014	3/31/2013
Number of Properties [1]	44	39
Number of Units [1]	7,051	6,678
Occupancy	88.8%	87.1%
Average Monthly Rate	$4,228	$4,296
Average Monthly Rate % Growth	(1.6%)	--
Residents Fees and Services	$79,442	$75,056
Property Operating Expenses	(60,788)	(57,904)
NOI [2]	$18,654	$17,152
NOI Margin % [3]	23.5%	22.9%
NOI % Growth	8.8%	--

MANAGED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands, except average monthly rate)

	As of and For the Three Months Ended [4]	
	3/31/2014	3/31/2013
Number of Properties	39	39
Number of Units	6,678	6,678
Occupancy	88.6%	87.1%
Average Monthly Rate	$4,274	$4,296
Average Monthly Rate % Growth	(0.5%)	--
Residents Fees and Services	$75,858	$75,056
Property Operating Expenses	(57,890)	(57,904)
NOI [2]	$17,968	$17,152
NOI Margin % [3]	23.7%	22.9%
NOI % Growth	4.8%	--

(1)   Includes only those properties that were leased to our TRSs in the periods presented.
(2)   See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP.
(3)   NOI margin % is defined as NOI as a percentage of residents fees and services.
(4)   Based on properties leased continuously to our TRSs since January 1, 2013.

MOB PORTFOLIO CONSOLIDATED - RESULTS OF OPERATIONS [1]

(dollars and sq. ft. in thousands)



	As of and For the Three Months Ended	
	3/31/2014	3/31/2013
Number of Properties	96	93
Number of Buildings	119	115
Square Feet [2]	7,882	7,712
Occupancy [3]	95.0%	94.5%
Rental Income [4]	$52,763	$50,683
NOI [5]	$35,748	$34,914
Cash Basis NOI [5]	$35,046	$34,349
NOI Margin %	67.8%	68.9%
Cash Basis NOI Margin %	66.6%	65.1%
NOI % Growth	2.4%	--
Cash Basis NOI Growth	2.0%	--

MOB SAME PROPERTY - RESULTS OF OPERATIONS [1]

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [6]	
	3/31/2014	3/31/2013
Number of Properties	90	90
Number of Buildings	112	112
Square Feet [2]	7,497	7,497
Occupancy [3]	94.8%	94.3%
Rental Income [4]	$49,894	$49,485
NOI [5]	$33,401	$33,888
Cash Basis NOI [5]	$32,814	$33,326
NOI Margin %	66.9%	68.5%
Cash Basis NOI Margin %	66.4%	65.2%
NOI % Growth	(1.4%)	--
Cash Basis NOI Growth	(1.5%)	--

(1) Excludes properties classified in discontinued operations.
(2) Prior periods exclude space remeasurements made subsequent to those periods.
(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.
(4) Includes some triple net lease rental income.
(5) See Exhibit A for the calculation of consolidated NOI and Cash Basis NOI and for a reconciliation of those amounts to net income in accordance with GAAP.
(6) Consists of MOBs we have owned continuously since January 1, 2013.

MOB LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)



	As of and For the Three Months Ended [1]				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Properties	96	96	93	92	92
Buildings	119	119	116	115	115
Total sq. ft. [2]	7,882	7,882	7,819	7,714	7,712
Occupancy [3]	95.0%	94.9%	95.0%	94.1%	94.5%
Leasing Activity (sq. ft.):					
New leases	37	39	132	18	45
Renewals	54	110	292	83	53
Total	91	149	424	101	98
% Change in GAAP Rent [4]:					
New leases	(1.0%)	(1.4%)	59.5%	5.7%	21.1%
Renewals	(6.8%)	(10.3%)	(11.4%)	2.5%	(2.0%)
Weighted average	(5.2%)	(4.1%)	(1.8%)	2.9%	6.1%
% Change in Cash Rent:					
New leases	(4.4%)	(15.9%)	57.1%	0.2%	14.8%
Renewals	(13.1%)	(6.8%)	(11.6%)	(1.4%)	(4.7%)
Weighted average	(10.9%)	(9.7%)	(2.3%)	(1.2%)	2.1%
Leasing Costs and Concession Commitments [5]:					
New leases	$ 1,245	$ 1,187	$ 3,559	$ 412	$ 1,940
Renewals	717	732	2,638	297	500
Total	$ 1,962	$ 1,919	$ 6,197	$ 709	$ 2,440
Leasing Costs and Concession Commitments per Sq. Ft. [5]:					
New leases	$ 33.65	$ 30.44	$ 26.96	$ 22.89	$ 43.11
Renewals	$ 13.28	$ 6.65	$ 9.03	$ 3.58	$ 9.43
All new and renewed leases	$ 21.56	$ 12.88	$ 14.62	$ 7.02	$ 24.90
Weighted Average Lease Term by Sq. Ft. (years) [6]:					
New leases	7.7	6.5	7.3	5.1	9.0
Renewals	5.0	3.7	5.0	3.4	4.5
All new and renewed leases	5.7	4.5	5.5	3.6	6.3
Leasing Costs and Concession Commitments per Sq. Ft. per Year [5]:					
New leases	$ 4.37	$ 4.68	$ 3.69	$ 4.49	$ 4.79
Renewals	$ 2.66	$ 1.80	$ 1.81	$ 1.05	$ 2.10
All new and renewed leases	$ 3.78	$ 2.86	$ 2.66	$ 1.95	$ 3.95

(1) Excludes properties classified in discontinued operations.
(2) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.
(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.
(4) Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.
(5) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.
(6) Weighted based on annualized rental income pursuant to existing leases as of March 31, 2014, including straight line rent adjustments, estimated recurring expense reimbursements and excluding lease value amortization.

The above leasing summary is based on leases executed during the periods indicated.



TENANTS REPRESENTING 1% OR MORE OF TOTAL RENT [1]

(dollars in thousands)

	Tenant	Facility Type	Annualized Rental Income 3/31/2014 [2]	% of Annualized Rental Income [2]	Expiration
1	Five Star	Senior living	$ 196,279	36.8%	2017 - 2028
2	Aurora Health Care, Inc.	MOB	16,896	3.2%	2024
3	Sunrise Senior Living, Inc. / Marriott	Senior living	14,607	2.7%	2018
4	Cedars-Sinai Medical Center	MOB	11,574	2.2%	2014 - 2019
5	Life Time Fitness, Inc.	Wellness center	10,550	2.0%	2028
6	The Scripps Research Institute	MOB	10,164	1.9%	2019
7	Brookdale Senior Living, Inc.	Senior living	9,171	1.7%	2017
8	Reliant Medical Group, Inc.	MOB	7,661	1.4%	2019
9	HCA Holdings, Inc.	MOB	5,367	1.0%	2015 - 2020
	All Other Tenants [3]		250,579	47.0%	2014 - 2034
	Total Tenants		$ 532,848	100.0%	

(1) Excludes properties classified in discontinued operations.

(2) Annualized rental income is rents pursuant to existing leases as of March 31, 2014, includes estimated percentage rents, straight line rent adjustments, estimated recurring expense reimbursements for certain net and modified gross leases and excludes lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended March 31, 2014, annualized) from our managed senior living communities.

(3) Includes NOI (three months ended March 31, 2014, annualized) from our managed senior living communities.



PORTFOLIO LEASE EXPIRATION SCHEDULE [1]

(dollars in thousands)

	Annualized Rental Income [2]					
Year	Senior Living Communities [3]	MOBs	Wellness Centers	Total	Percent of Total Annualized Rental Income Expiring	Cumulative Percentage of Annualized Rental Income Expiring
2014	$ -	$ 15,383	$ -	$ 15,383	2.9%	2.9%
2015	1,867	22,202	-	24,069	4.5%	7.4%
2016	-	24,592	-	24,592	4.6%	12.0%
2017	44,694	25,597	-	70,291	13.1%	25.1%
2018	14,607	24,502	-	39,109	7.3%	32.4%
2019	599	31,679	-	32,278	6.1%	38.5%
2020	-	15,936	-	15,936	3.0%	41.5%
2021	1,424	5,686	-	7,110	1.3%	42.8%
2022	-	5,811	-	5,811	1.1%	43.9%
Thereafter [3]	241,519	39,214	17,536	298,269	56.1%	100.0%
Total	$ 304,710	$ 210,602	$ 17,536	$ 532,848	100.0%	

Average remaining lease term for all properties (weighted by annualized rental income): 10.8 years

	Number of Living Units / Beds or Square Feet with Leases Expiring							
	Living Units / Beds			Square Feet				
Year	Senior Living Communities (Units / Beds) [4]	Percent of Total Living Units / Beds Expiring	Cumulative Percentage of Total Living Units / Beds Expiring	MOBs (Square Feet)	Wellness Centers (Square Feet)	Total Square Feet	Percent of Total Square Feet Expiring	Cumulative Percent of Total Square Feet Expiring
2014	-	0.0%	0.0%	423,149	-	423,149	5.1%	5.1%
2015	243	0.8%	0.8%	896,693	-	896,693	10.8%	15.9%
2016	-	0.0%	0.8%	1,027,528	-	1,027,528	12.4%	28.3%
2017	4,229	13.4%	14.2%	981,795	-	981,795	11.8%	40.1%
2018	1,619	5.1%	19.3%	728,180	-	728,180	8.8%	48.9%
2019	175	0.6%	19.9%	996,270	-	996,270	12.0%	60.9%
2020	-	0.0%	19.9%	744,192	-	744,192	9.0%	69.9%
2021	361	1.1%	21.0%	218,647	-	218,647	2.6%	72.5%
2022	-	0.0%	21.0%	194,244	-	194,244	2.3%	74.8%
Thereafter [4]	24,963	79.0%	100.0%	1,275,272	812,000	2,087,272	25.2%	100.0%
Total	31,590	100.0%		7,485,970	812,000	8,297,970	100.0%	

(1) Excludes properties classified in discontinued operations.
(2) Annualized rental income is rents pursuant to existing leases as of March 31, 2014, includes estimated percentage rents, straight line rent adjustments, estimated recurring expense reimbursements for certain net and modified gross leases and excludes lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended March 31, 2014, annualized) from our managed senior living communities.
(3) Includes leased and managed independent living communities, assisted living communities, continuing care retirement communities and nursing homes. Includes NOI (three months ended March 31, 2014, annualized) from our managed senior living communities.
(4) Includes 7,051 living units leased to our TRSs.

Clear Creek Surgery Center
7809 W. 38th Avenue, Wheat Ridge, CO.
Medical Office Building.



EXHIBITS

CALCULATION AND RECONCILIATION OF NET OPERATING INCOME (NOI) AND CASH BASIS NOI
(amounts appearing in the table below are in thousands)



EXHIBIT A

	For the Three Months Ended			
	3/31/2014		3/31/2013	
Calculation of NOI [1]:				
Revenues:				
Rental income	$	112,055	$	111,852
Residents fees and services		79,442		75,056
Total revenues		191,497		186,908
Property operating expenses		77,802		73,679
Property net operating income (NOI):		113,695		113,229
Non cash straight line rent adjustments		(1,578)		(1,907)
Lease value amortization		722		919
Cash Basis NOI	$	112,839	$	112,241
Reconciliation of Cash Basis NOI to Net Income:				
Cash Basis NOI	$	112,839	$	112,241
Non cash straight line rent adjustments		1,578		1,907
Lease value amortization		(722)		(919)
Property NOI	$	113,695	$	113,229
Depreciation expense		(38,355)		(37,703)
General and administrative expense		(8,290)		(8,648)
Acquisition related costs		(122)		(1,903)
Impairment of assets		-		(1,304)
Operating income		66,928		63,671
Interest and other income		105		173
Interest expense		(28,900)		(29,564)
Income before income tax expense and				
equity in (losses) / earnings of an investee		38,133		34,280
Income tax expense		(191)		(140)
Equity in (losses) / earnings of an investee		(97)		76
Income from continuing operations		37,845		34,216
Discontinued operations				
Income from discontinued operations		1,300		1,019
Loss on asset impairment from discontinued operations		(721)		-
Income before gain on sale of properties		38,424		35,235
Gain on sale of properties		156		-
Net income	$	38,580	$	35,235

(1) Excludes properties classified in discontinued operations.

We calculate NOI as shown above. We define NOI as income from our real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI less non cash straight line rent adjustments, lease value amortization and lease termination fees, if any. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI internally to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because these measures reflect only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. The calculation of NOI and Cash Basis NOI excludes certain components of net income in order to provide results that are more closely related to our properties' results of operations. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

CALCULATION AND RECONCILIATION OF EBITDA AND ADJUSTED EBITDA

(dollars appearing in the table below are in thousands)



EXHIBIT B

	For the Three Months Ended	
	3/31/2014	3/31/2013
Net income	$ 38,580	$ 35,235
Interest expense	28,900	29,564
Income tax expense	191	140
Depreciation expense from continuing operations	38,355	37,703
Depreciation expense from discontinued operations	-	599
EBITDA	106,026	103,241
General and administrative expense paid in common shares [1]	1,143	608
Acquisition related costs from continuing operations	122	1,903
Impairment of assets from continuing operations	-	1,304
Gain on sale of properties	(156)	-
Impairment of assets from discontinued operations	721	-
Percentage rent adjustment [2]	2,500	2,200
Adjusted EBITDA	$ 110,356	$ 109,256

(1)   Amounts represent the portion of business management fees that are payable in our common shares as well as equity based compensation for our trustees, officers and certain employees of RMR.

(2)   In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the amounts included during the first three quarters.

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

CALCULATION AND RECONCILIATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts appearing in the table below are in thousands, except per share data)



EXHIBIT C

	For the Three Months Ended	
	3/31/2014	3/31/2013
Net income	$ 38,580	$ 35,235
Depreciation expense from continuing operations	38,355	37,703
Depreciation expense from discontinued operations	-	599
Gain on sale of properties	(156)	-
Impairment of assets from continuing operations	-	1,304
Impairment of assets from discontinued operations	721	-
FFO	77,500	74,841
Estimated business management incentive fees [1]	-	75
Acquisition related costs	122	1,903
Percentage rent adjustment [2]	2,500	2,200
Normalized FFO	$ 80,122	$ 79,019
Weighted average shares outstanding	188,176	184,605
FFO per share	$ 0.41	$ 0.41
Normalized FFO per share	$ 0.43	$ 0.43

(1)   Amounts represent estimated incentive fees under our business management agreement payable in common shares after the end of each calendar year calculated: (i) prior to 2014 based upon increases in annual cash available for distribution per share, as defined, and (ii) beginning in 2014 based on common share total return. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense each quarter. Although we recognize this expense each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Normalized FFO until the fourth quarter, which is when the actual expense amount for the year is determined. Adjustments were made to prior period amounts to conform to current period Normalized FFO calculation.

(2)   In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts included during the first three quarters.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties and impairment of real estate assets, plus real estate depreciation and amortization, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP and exclude acquisition related costs, gain or loss on early extinguishment of debt, gain or loss on lease terminations, estimated business management incentive fees and loss on impairment of intangible assets, if any. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility agreement, term loan agreement, if any, and public debt covenants, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.

CALCULATION AND RECONCILIATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO